Exhibit 99.1

Pembina Pipeline Corporation Reports First Quarter 2015 Results

Solid Operating Results and Progress on Capital Projects Continues to Support Financial Resiliency; Board Approves 5.2 Percent Dividend Increase

All financial figures are in Canadian dollars unless noted otherwise. This news release contains forward-looking statements and information that are based on Pembina Pipeline Corporation's ("Pembina" or the "Company") current expectations, estimates, projections and assumptions in light of its experience and its perception of historic trends. Actual results may differ materially from those expressed or implied by these forward-looking statements. Please see "Forward-Looking Statements & Information" herein and in the Company's Management's Discussion & Analysis for the period ended March 31, 2015 ("MD&A") for more details. This news release also refers to net revenue, operating margin, earnings before interest, taxes, depreciation and amortization ("EBITDA") and adjusted cash flow from operating activities (and cash flow from operating activities per common share and adjusted cash flow from operating activities per common share) which are financial measures that are not defined by Generally Accepted Accounting Principles ("GAAP"). Pembina's methods of calculating these financial measures may not be directly comparable to that of other companies. Pembina considers these non-GAAP financial measures to provide useful information to both management and investors in measuring Pembina's financial performance and financial condition. For more information about the measures which are not defined by GAAP see "Non-GAAP and Additional GAAP Measures" herein and in the MD&A, which is available at Pembina's website at www.pembina.com and on SEDAR at www.sedar.com. Pembina's entire quarterly report for the period ended March 31, 2015 is also available at Pembina's website or on SEDAR.

CALGARY, May 5, 2015 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its financial and operating results for the first quarter of 2015.

Financial Overview

($ millions, except where noted)	3 Months Ended March 31 (unaudited)
	2015	2014
Revenue	1,154	1,759
Net revenue(1)	375	447
Operating margin(1)	284	350
Gross profit	228	302
Earnings	120	147
Earnings per common share – basic (dollars)	0.32	0.44
Earnings per common share – diluted (dollars)	0.32	0.41
EBITDA(1)	240	316
Cash flow from operating activities	120	261
Cash flow from operating activities per common share – basic (dollars)(1)	0.35	0.82
Adjusted cash flow from operating activities(1)	213	264
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	0.63	0.83
Common share dividends declared	148	134
Preferred share dividends declared	10	6
Dividends per common share (dollars)	0.44	0.42
Capital expenditures	498	287

(1) Refer to "Non-GAAP and Additional GAAP Measures."

Q1 2015 Highlights

"During the first quarter of 2015, Pembina achieved solid operational results and continued to showcase financial resiliency," said Scott Burrows, Pembina's Vice President, Finance and Chief Financial Officer. "Our diversified asset base and fee-for-service business model provide Pembina with financial endurance during a low commodity price environment. These results, combined with our growing fee-for-service-based cash flows over the next few years, which will add further stability and resiliency, led to the Board of Directors approving a 5.2 percent common share dividend increase today. This increase reflects our ongoing commitment to enhancing shareholder value."

Dividends on Pembina's common shares will increase from $0.145 per common share per month (or $1.74 annualized) to $0.1525 per common share per month (or $1.83 annualized) effective as of the May 25, 2015 record date, payable June 15, 2015.

One of the highlights during the quarter was the growth in volumes on Pembina's Conventional Pipelines and in its Gas Services business, which increased 14 and 29 percent, respectively, compared to the first quarter of 2014. "In fact, we achieved record throughput on our Conventional Pipelines in the month of February 2015, with an average monthly volume of 652,000 barrels per day," said Mr. Burrows. "These historically high volume levels, even in this suppressed commodity price environment, demonstrate the strength of the resource supply in the Western Canadian Sedimentary Basin that our expansion plans will support."

The Company also continued to make significant progress on its capital projects during the first three months of the year, having commissioned the crude oil and condensate portion of its Phase II Peace Pipeline expansion, which was subsequently placed into service on April 24, 2015. Mick Dilger, Pembina's President and Chief Executive Officer commented: "I am happy to report that this expansion was completed on budget with an impressive safety record and is operating as designed. Employees worked over 350,000 hours on this project and drove over 1.9 million kilometres with no lost-time injuries, yet another example of Pembina's commitment to executing our growth projects safely and responsibly."

Pembina's exceptional safety performance from 2014 continued into the first quarter of 2015. Employees worked 22 percent more hours than in the first quarter of 2014 and continued to have no lost-time or recordable injuries. Since the beginning of 2014, employees have worked over 3 million hours without any employee lost-time or recordable injuries.

Mr. Dilger added: "We remain confident in the long-term growth of our cash flows as we continue to build out and place into service our $5.9 billion roster of new projects. We expect these will translate into reaching our goal of adding $700 million to $1 billion of incremental EBITDA in 2018, depending on asset utilization rates. Although our entire industry has faced a difficult time due to weakened commodity prices, which have impacted our first quarter 2015 results compared to the first quarter of 2014, I believe that these headwinds will not interfere with this goal. Pembina is steadfastly focused on operating our assets safely and reliably, de-risking our business and positioning ourselves to continue to generate long-term shareholder value."

Q1 2015 Financial Review

Revenue in the first quarter of 2015 was $1,154 million compared to $1,759 million for the same period in 2014, while net revenue for the first quarter of 2015 was $375 million compared to $447 million in the first quarter of 2014. Despite strong performance within the Company's Conventional Pipelines and Gas Services business, where revenue increased 32 percent and 29 percent, respectively, in the first quarter of 2015 compared to the first quarter of 2014, the decrease in consolidated revenue and net revenue was largely due to the impact of significantly lower commodity prices on the Company's Midstream business in the first three months of 2015 compared to the same period of the prior year. Compared to the three months ended March 31, 2014, the average market price in the first quarter of 2015 for propane declined by over 50 percent and crude oil, butane and condensate prices were also significantly lower.

Operating expenses were $109 million for the first quarter of 2015 compared to $95 million during the same period of 2014. The increase in operating expenses for the quarter ended March 31, 2015 was primarily related to new in-service assets, offset by a reduction in operating expenses in the Company's Midstream business resulting from Pembina's disposition of its non-core trucking-related assets that was recognized in the second quarter of 2014.

During the first quarter of 2015, operating margin decreased 19 percent to $284 million compared to $350 million in the first quarter of 2014. The decrease was primarily due to the impact of significantly lower commodity prices on the Company's Midstream business, as noted above. This decrease was partially offset by stronger performance in the Conventional Pipelines and Gas Services businesses largely resulting from higher volumes and new assets being placed into service as well as an $18 million realized gain from commodity-related derivative financial instruments (2014: $2 million loss).

Depreciation and amortization included in operations during the first quarter of 2015 was $54 million compared to $52 million for the same period in 2014. This increase was due to the year-over-year growth in Pembina's asset base associated with the Company's pipeline expansion projects as well as the Vantage pipeline acquisition, which was completed in the fourth quarter of 2014.

Gross profit for the first quarter of 2015 was $228 million compared to $302 million during the same period of 2014. This 25 percent decrease was mainly related to lower operating margin, as previously mentioned.

For the first quarter of 2015, Pembina incurred general and administrative expenses (excluding corporate depreciation and amortization) of $46 million compared to $35 million during the comparable period of 2014. The increase was largely due to increased rent, salaries (related to the addition of new employees and consultants to support Pembina's growth) and share-based payment expense. Every $1 change in share price is expected to change Pembina's annual share-based payment expense by approximately $1 million.

Pembina generated EBITDA of $240 million during the first quarter of 2015, 24 percent lower than EBITDA of $316 million during the first quarter of 2014. The decrease was due to lower gross profit combined with higher general and administrative expenses.

Net finance costs during the first quarter of 2015 were $13 million compared to $61 million for the same period in 2014. Net finance costs were lower in 2015 primarily due to fluctuations in the fair value of the conversion feature on the series E and F convertible debentures associated with a reduction in the number of instruments outstanding as well as a decrease in share price. In the first quarter of 2015, Pembina recognized a gain on revaluation of the conversion feature of $11 million compared to a loss of $34 million recognized in the first quarter of 2014. Also contributing to lower net finance costs was a $3 million decrease in interest expense on the convertible debentures as a result of convertible debenture conversions during the year.

Income tax expense for the first quarter of 2015 totalled $45 million, including current tax of $22 million and deferred tax of $23 million, compared to income tax expense of $56 million in 2014, including current tax of $34 million and deferred tax of $22 million. Current tax expense was lower over the comparable period due to a decrease in taxable income.

The Company's earnings decreased to $120 million ($0.32 per common share – basic) during the first quarter of 2015 compared to $147 million ($0.44 per common share – basic) in the same period of 2014. This was largely due to lower gross profit in the Midstream business and increased general and administrative expenses, partially offset by higher gross profit in the Conventional Pipelines, Gas Services and Oil Sands & Heavy Oil businesses, lower net finance costs and decreased income tax expenses. Earnings attributable to common shareholders is $109 million (2014: $139 million) net of dividends attributable to preferred shareholders.

Cash flow from operating activities for the quarter ended March 31, 2015 was $120 million ($0.35 per common share – basic) compared to $261 million ($0.82 per common share – basic) during the first quarter of 2014. The decrease was mainly due to lower earnings, higher taxes paid as well as an increased change in non-cash working capital in the 2015 period compared to the respective period in 2014.

Adjusted cash flow from operating activities for the first quarter of 2015 was $213 million ($0.63 per common share – basic) compared to $264 million ($0.83 per common share – basic) during the first quarter of 2014. The decrease was largely related to lower operating margin and higher preferred share dividends declared offset by decreased current taxes.

Operating Results

	3 Months Ended March 31 (unaudited)
(mbpd, except where noted)(1)	2015	2014
Conventional Pipelines throughput	633	553
Oil Sands & Heavy Oil contracted capacity	880	880
Gas Services average volume processed (mboe/d) net to Pembina(2)	113	88
Midstream NGL sales volume(3)	129	133
Total volume	1,755	1,654

(1)	mbpd is thousands of barrels per day.
(2)	Gas Services average volume processed converted to mboe/d (thousands of barrels of oil equivalent per day) from million cubic feet per day ("MMcf/d") at 6:1 ratio.
(3)	NGL is natural gas liquids.

	3 Months Ended March 31 (unaudited)
	2015		2014
($ millions)	Net Revenue(1)	Operating Margin(1)	Net Revenue(1)	Operating Margin(1)
Conventional Pipelines	154	98	117	77
Oil Sands & Heavy Oil	55	35	52	34
Gas Services	54	37	42	29
Midstream	113	113	236	209
Corporate	(1)	1		1
Total	375	284	447	350

(1)	Refer to "Non-GAAP and Additional GAAP Measures."

•	For the three months ended March 31, 2015, financial and operating results in the Conventional Pipelines business were higher than the comparable period of 2014 primarily due to the Phase I Expansions being placed into service in December 2013, which allowed for the receipt of higher volumes at Pembina's existing connections and truck terminals. While additional capacity was available on the Company's Peace and Northern pipeline systems resulting from the Phase I Expansions, volumes increased over time during the first quarter of 2014, with even higher utilization of the capacity realized in the first quarter of 2015. New connections which were placed into service throughout 2014 and new volumes from the acquisition of the Vantage pipeline beginning in late-2014 also contributed to improved first quarter results during 2015 compared to the same period of the prior year.
•	In the Oil Sands & Heavy Oil business, the increases in net revenue and operating margin during the first quarter of 2015 compared to the same period of 2014 were primarily related to higher interruptible volumes on the Nipisi Pipeline. Net revenue also increased due to additional flow-through operating expenses in this business during the first quarter of 2015 compared to the three months ended March 31, 2014.
•	In the Gas Services business, financial and operating results were higher in the first quarter of 2015 compared to the same period of 2014 primarily due to the addition of the Resthaven Facility, which was placed into service in October 2014, and the Musreau II Facility, which was placed into service in December 2014.
•	In the Midstream business, first quarter 2015 net revenue and operating margin were both $113 million compared to $236 million and $209 million, respectively, during the first quarter of 2014. Net revenue and operating margin were reduced in 2015 primarily because of significantly lower commodity prices (particularly the weaker period-over-period propane prices, where market prices declined by over 50 percent) and tighter price differentials across all commodities. Net revenue also decreased due the sale of the Company's non-core trucking-related subsidiary in the second quarter of 2014.

New Developments in 2015 and Growth Project Update

Conventional Pipelines

During the first quarter, Pembina made substantial progress on its Phase II crude oil, condensate and NGL expansions ("Phase II Expansions"). Subsequent to quarter end, on April 24, 2015, Pembina placed its Phase II crude oil and condensate expansion ("Phase II LVP") into service, adding an incremental 55 mbpd on the Company's Peace pipeline system and bringing total capacity on this line to 250 mbpd.

For the high vapour pressure ("HVP"), or NGL, portion of the Phase II Expansions ("Phase II HVP"), Pembina has received all regulatory and environmental approvals and has secured 70 percent of the total project costs pertaining to pump station equipment, line pipe and construction services. The Phase II HVP project is continuing to track on time and on budget and is expected to be in-service in the third quarter of 2015. Once complete, the Phase II HVP expansion will add 53 mbpd to the Company's Peace and Northern NGL pipeline systems and bring total NGL capacity on these lines to 220 mbpd.

During the quarter, Pembina completed construction of and brought into service a 35 km 16-inch pipeline segment from Lator to Simonette, as part of the Phase III pipeline expansion ("Phase III Expansion"). Construction is also complete on a 35 km 16-inch pipeline segment from Kakwa to Lator, which was placed into service in late April 2015. To date, the Company has completed over 15 percent of the overall Phase III Expansion program.

The Phase III Expansion also includes two pipelines between Fox Creek and Namao, Alberta (one 16-inch diameter and one 24-inch diameter) which would provide an initial combined capacity of 420 mbpd and an ultimate capacity of over 680 mbpd with the addition of midpoint pump stations. The Alberta Energy Regulator ("AER") announced that it has scheduled a hearing related to the Fox Creek to Namao portion of the Phase III Expansion for July 2015. According to AER guidelines, Pembina expects to receive a decision from the AER within 90 days after the hearing is concluded. Subject to regulatory and environmental approvals, Pembina expects to bring these two pipelines into service between late-2016 and mid-2017.

The Company is also progressing its previously announced plans to expand its gathering presence in Alberta and British Columbia. Subsequent to the end of the first quarter, Pembina completed its lateral in the Willesden Green area of Alberta and expects to commission this pipeline near the end of May, 2015. Also, subject to regulatory and environmental approvals, Pembina expects its pipeline lateral in the Edson, Alberta area to be in-service mid-2016.

Further, Pembina is continuing work on the previously announced $220 million expansion to its pipeline infrastructure in northeast British Columbia ("B.C.") (the "NEBC Expansion"). The NEBC Expansion, which is underpinned by a long-term, cost-of-service agreement with an anchor tenant, will transport condensate and NGL for various producers in the liquids-rich Montney resource play. Subject to regulatory and environmental approvals, Pembina anticipates bringing the NEBC Expansion on-stream in late-2017.

Subsequent to the acquisition of the Vantage pipeline, which transports ethane from the North Dakota Bakken play to a delivery point near Empress, Alberta, the Company announced on February 10, 2015 that it entered into agreements to expand the Vantage pipeline system for an estimated capital cost of $85 million (the "Vantage Expansion"). Supported by a long-term, fee-for-service agreement with a take-or-pay component, the Vantage Expansion will increase the mainline capacity from 40 mbpd to 68 mbpd through the addition of mainline pump stations and the construction of a gathering lateral. Subject to regulatory and environmental approvals, the Vantage Expansion is expected to be in-service in early-2016.

Pembina has been successful in its commercial efforts to secure the majority of its existing crude oil and condensate volumes under long-term, firm-service contracts. In aggregate and including contracted volumes on the Vantage pipeline, Pembina has now secured 760 mbpd of crude oil, condensate and NGL through its recontracting efforts, the addition of new assets and its Phase I, II and III conventional pipeline expansions on its Peace and Northern Pipeline systems.

Gas Services

During the first quarter of 2015, Pembina continued to advance its growth projects within the Gas Services business.

With respect to construction of the Company's Saskatchewan Ethane Extraction Plant ("SEEP"), located in the southeast Saskatchewan Bakken region, Pembina has obtained all regulatory and environmental approvals and has largely contracted all engineering, fabrication and construction services. The project is currently on budget and on schedule to be in-service in the third quarter of 2015 with plant site construction 50 percent complete.

Construction of Pembina's Saturn II Facility (a 200 MMcf/d 'twin' of the Company's Saturn I Facility), which is expected to be commissioned and placed into service in the third quarter of 2015, is on schedule and anticipated to be completed under budget. To-date, the Company has completed 75 percent of site construction.

Pembina has ordered all major equipment for the 100 MMcf/d expansion of its Resthaven Facility (the "Resthaven Expansion") and construction is expected to begin in the third quarter of 2015. The gathering pipeline associated with the Resthaven Expansion is 50 percent installed with all major river crossings completed. Pembina expects the gathering pipeline, which is underpinned by a cost-of-service agreement, to be in-service in mid-2015 and the expansion of the Resthaven facility, which is underpinned by a fee-for-service agreement, to be in-service in mid-2016.

The Company's 100 MMcf/d shallow cut facility, being built adjacent to Pembina's existing Musreau I and Musreau II facilities (the "Musreau III Facility"), has now received regulatory and environmental approvals. All major equipment has been ordered and 40 percent of project engineering is currently complete. Pembina anticipates bringing the Musreau III Facility, which is underpinned by long-term, take-or-pay agreements, on-stream in mid-2016.

Once the facilities under development described above are in-service, Pembina expects Gas Services' processing capacity to reach 1.5 bcf/d (net to Pembina), including ethane-plus extraction capacity of 870 MMcf/d (net to Pembina). The volumes from Pembina's existing assets and those under development will be processed largely on a contracted, fee-for-service basis and could result in 70 mbpd of NGL, subject to gas compositions, that can be transported for additional toll revenue on Pembina's Conventional Pipelines. Volumes from these projects support Pembina's pipeline expansion plans as discussed under "Conventional Pipelines."

Midstream

Pembina continues to progress construction of its second 73 mbpd ethane-plus fractionator at the Company's Redwater site ("RFS II"). All major equipment has been set on site, module fabrication is complete and site construction is currently 70 percent complete. The project is slightly behind schedule and Pembina anticipates it will be on-stream in the first quarter of 2016.

Pembina is also progressing its third fractionator at Redwater, which will have propane-plus capacity of 55 mbpd ("RFS III"). Detailed engineering work is underway and over 60 percent of long-lead equipment has been ordered. Pembina has received regulatory approval and anticipates receiving environmental approval later this year. Overall, the project is tracking on schedule and on budget. Subject to the necessary approvals, Pembina expects RFS III to be in service in the third quarter of 2017 and, once complete, Pembina's Redwater site will be the largest fractionation facility in Canada with a total of 210 mbpd of fractionation capacity.

Site preparation at the Company's proposed Canadian Diluent Hub ("CDH") is on-going. Subject to further regulatory and environmental approvals, Pembina anticipates phasing in additional connections to various condensate delivery systems with a view to achieving full connectivity and service offerings at CDH in mid-2017.

At its Edmonton North Terminal ("ENT") Pembina continues to advance construction of three new above ground storage tanks with a total working capacity of 550,000 barrels. Erecting of the three tanks is now complete and the project is on schedule to be in-service in mid-2016.

At its storage and terminalling facilities in Corunna, Ontario, Pembina is progressing a number of initiatives including the installation of a new brine pond, upgrades to its rail rack and construction of a new propane truck rack to meet increased demand for services. Detailed engineering and procurement of long-lead items is 85 percent complete and work began in April 2015 on the brine pond.

Subsequent to the end of the quarter, Pembina signed a long-term agreement with a third party for one of its in-development underground hydrocarbon storage caverns expected to be in service in early 2016.

During the first quarter, Pembina also continued to progress its proposed 37 mbpd west coast propane export terminal under an agreement to complete due diligence work at the Terminal 6 site of the Port of Portland, Oregon. Since the original project announcement in September 2014, Pembina's project team has conducted consultation with community, regulatory and special interest groups, has completed two public hearings and has also significantly progressed detailed engineering design work to support a number of permit applications the Company expects to submit throughout 2015. Subsequent to the quarter end, Pembina received an affirmative vote from the Portland Planning and Sustainability Commission to move the approval process to the Portland City Council. Based on current information with respect to timing, Pembina expects a decision from City Council in mid-2015. Subject to receiving the necessary permits and approvals, Pembina anticipates bringing the project into service in 2018. The Company expects that the proposed terminal will provide access to large, international markets for a growing Canadian propane supply (which is derived from natural gas produced in western Canada), while complementing Pembina's expanding integrated service offerings for products derived from natural gas.

Financing Activity

On February 2, 2015, Pembina closed an offering of $600 million of senior unsecured medium-term notes. The offering was conducted in two tranches: proceeds of $450 million in senior unsecured medium-term notes, Series 5, that have a fixed coupon of 3.54 percent per annum, paid semi-annually, and which mature on February 3, 2025 and proceeds of $150 million through the re-opening of Pembina's Series 3, 4.75 percent medium-term notes, which mature April 30, 2043. Net proceeds were used to reduce Pembina's short-term indebtedness under its credit facilities, to fund Pembina's capital program and for other general corporate purposes.

Subsequent to quarter end, Pembina received commitments from its bank syndicate to increase the Company's unsecured revolving credit facility (the "Facility") to $2 billion and to retain the accordion feature for an additional $750 million at Pembina's option. The Facility maturity date was also extended to May 31, 2020. Pembina will use the Facility for general corporate purposes and to execute the Company's capital expenditure program.

Also subsequent to quarter end, Pembina closed a $225 million offering of 9,000,000 cumulative redeemable rate reset class A preferred shares, series 9 (the "Series 9 Preferred Shares") on April 10, 2015, at a price of $25.00 per share. The Series 9 Preferred Shares began trading on the Toronto Stock Exchange on April 10, 2015 under the symbol PPL.PR.I. Proceeds from the Series 9 Preferred Shares were used to reduce indebtedness under the Company's credit facilities, which was incurred in connection with Pembina's 2015 capital expenditure program.

First Quarter 2015 Conference Call & Webcast

Pembina will host a conference call on Wednesday, May 6, 2015 at 9:00 a.m. MT (11:00 a.m. ET) for interested investors, analysts, brokers and media representatives to discuss details related to the first quarter of 2015. The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until May 13, 2015 at 11:59 p.m. ET. To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the password 45391386.

A live webcast of the conference call can be accessed on Pembina's website at www.pembina.com under Investor Centre, Presentation & Events, or by entering: http://event.on24.com/r.htm?e=908217&s=1&k=3CBBA333217BC5D02A0E39F7BF79BF93 in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

Annual General Meeting of Shareholders

The Company will hold its annual general meeting of shareholders ("AGM") on Friday, May 8, 2015 at 2:00 p.m. MT (4:00 p.m. ET) at the Metropolitan Conference Centre, 333 - 4th Avenue S.W., Calgary, Alberta, Canada.

A live webcast of Pembina's AGM presentation can be accessed on Pembina's website at www.pembina.com under Investor Centre, Presentation & Events, or by entering: http://event.on24.com/r.htm?e=973802&s=1&k=F65244C5582FECB9ED3AE59F517DA3AF. Participants are recommended to register for the webcast at least 10 minutes before the presentation start time.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and NGL produced in western Canada and ethane produced in North Dakota. The Company also owns and operates gas gathering and processing facilities and an oil and NGL infrastructure and logistics business. With facilities strategically located in western Canada and in NGL markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "schedule", "will", "expects", "plans", "anticipates", "intends", "should", "anticipates", "estimates" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: Pembina's corporate strategy; future dividends which may be declared on Pembina's common shares and the dividend payment date; planning, construction, capital expenditure estimates, schedules, expected capacity, incremental volumes, in-service dates, rights, activities and operations with respect to planned new construction of, or expansions on existing, pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities; pipeline, processing, fractionation and storage facility and system operations and throughput levels; Pembina's strategy and the development and expected timing of new business initiatives and growth opportunities and the impact thereof; anticipated synergies between newly acquired assets, assets under development and existing assets of the Company; processing, transportation, fractionation, storage and services commitments and contracts; the impact of share price on annual share-based incentive expense; the impact of the current commodity price environment on Pembina; and, the anticipated use of proceeds from financing.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations and growth projects; prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; expectations regarding participation in Pembina's dividend reinvestment plan; future operating costs; geotechnical and integrity costs; that any third party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions; the impact of competitive entities and pricing; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and elsewhere, including changes in interest rates, foreign currency exchange rates and commodity prices; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com. This list of risk factors should not be construed as exhaustive.

Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement. The purpose of the financial outlook contained herein is to give the reader an indication of the expected impact of current growth projects on Pembina's future financial performance. Readers should be aware that the financial outlook contained herein may not be appropriate for other purposes.

Non-GAAP and Additional GAAP Measures

In this news release, Pembina has used the terms net revenue, operating margin, earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted cash flow from operating activities, cash flow from operating activities per common share and adjusted cash flow from operating activities per common share. Since Non-GAAP and Additional GAAP financial measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that Non-GAAP and Additional GAAP financial measures are clearly defined, qualified and reconciled to their nearest GAAP measure. Except as otherwise indicated, these Non-GAAP and Additional GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods. The intent of Non-GAAP and Additional GAAP measures is to provide additional useful information to investors and analysts and the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate the Non-GAAP and Additional GAAP measures differently. Investors should be cautioned that these measures should not be construed as alternatives to net earnings, cash flow from operating activities or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding non-GAAP and additional GAAP measures, including reconciliations to measures recognized by GAAP, please refer to the MD&A, which is available on SEDAR at www.sedar.com.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information: Investor Relations: Scott Burrows, Vice President, Finance & Chief Financial Officer, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 18:46e 05-MAY-15